Exhibit 99.1

voxeljet AG Reports Financial Results for the Third Quarter Ended September 30, 2019

Friedberg, Germany, November 14, 2019 — voxeljet AG (NYSE: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced consolidated financial results for the third quarter ended September 30, 2019.

Highlights - Third Quarter 2019 compared to the Third Quarter 2018

•	Total revenues for the third quarter decreased 37.7% to kEUR 4,436 from kEUR 7,121
•	Gross profit margin decreased to 19.5% from 32.5%
•	Systems revenues decreased 56.3% to kEUR 1,636 from kEUR 3,744
•	Services revenues decreased 17.1% to kEUR 2,800 from kEUR 3,377
•	Restructuring of voxeljet UK
•	Lowered full year 2019 revenue guidance to between kEUR 24,000 and kEUR 27,500
•	Revenue for the fourth quarter of 2019 is expected to be in the range of kEUR 9,000 to kEUR 12,500.

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented, “At voxeljet, it is our mission to establish new manufacturing standards. For metal parts, we have introduced VJET X last year and we are working on a project for a leading German automotive OEM. For functional plastic parts, we are thrilled to launch our new HSS-X 1000 3D printer at next week's formnext show. At the show in Frankfurt, we will present a prototype version of the HSS-X 1000 for series production of sports equipment, consumer goods & electronics, for mobility & transportation and similar end user markets. We believe this new 3D printer possesses a six times higher build volume than 3D printers from our closest competitors. In short, we continue to innovate and are very excited about the opportunities ahead.”

Third Quarter 2019 Results

Revenues for the third quarter of 2019 decreased by 37.7% to kEUR 4,436 compared to kEUR 7,121 in the third quarter of 2018.

Revenues from our Systems segment, which focuses on the development, production and sale of 3D printers, decreased 56.3% to kEUR 1,636 in the third quarter of 2019 from kEUR 3,744 in last year’s third quarter. The Company delivered three new 3D printers in the third quarter of 2019 as well as in last year’s third quarter. In the third quarter of 2019, the Company sold smaller printers compared to larger platforms in the comparative period last year, which resulted in significantly lower revenues. Systems revenues also include all Systems-related revenues from consumables, spare parts and maintenance. Those Systems-related revenues increased in the third quarter year over year, which reflects the higher installed base of 3D printers in the market and the associated growth in aftersales activities. Systems revenues represented 36.9% of total revenues in the third quarter of 2019 compared to 52.6% in last year’s third quarter.

Revenues from our Services segment, which focuses on the printing of on-demand parts for our customers, decreased 17.1% to kEUR 2,800 in the third quarter of 2019 from kEUR 3,377 in the comparative period of 2018. This was mainly due to lower revenue contributions from the German operation. Revenues from the German operation reflected the slight slowdown of the economy in Western Europe, mainly related to the automotive industry. Revenue contributions from our subsidiary voxeljet America Inc. (“voxeljet America”) also decreased mainly due to fewer orders placed under a volume contract which started in July 2018. This was partially offset by higher revenue contribution from voxeljet China Co. Ltd. (“voxeljet China”), mainly due to a growing market penetration in the region, which is accompanied by a larger customer base. Revenues from voxeljet UK Ltd. (“voxeljet UK”) slightly increased.

Cost of sales was kEUR 3,571 for the third quarter of 2019 compared to kEUR 4,810 for the third quarter of 2018.

Gross profit and gross profit margin were kEUR 865 and 19.5%, respectively, in the third quarter of 2019 compared to kEUR 2,311 and 32.5% in the third quarter of 2018.

Gross profit for our Systems segment decreased to kEUR 357 in the third quarter of 2019 from kEUR 1,197 in the third quarter of 2018. This was mainly related to the decrease in revenues of kEUR 2,108 compared to the last year’s same period. Gross profit margin for this segment decreased to 21.8% in the third quarter of 2019 compared to 32.0% in the third quarter of 2018. Gross profit margin from the sale of 3D printers was almost flat, while Systems-related revenues contributed a significant lower gross profit margin due to a higher portion of Systems-related revenues stems from printhead sales with lower gross profit margin.

Gross profit for our Services segment decreased to kEUR 508 in the third quarter of 2019 compared to kEUR 1,114 in the third quarter of 2018. This was partially due to the impacts from restructuring of voxeljet UK amounting to kEUR 284. The Company decided to consolidate 3D printing process to serve all customers in Europe from the German service center and restructure the voxeljet UK entity. The restructuring includes reduction in headcount and disposal of certain assets. The Company will also early-terminate the lease of the Milton Keynes facility during the fourth quarter of 2019. This will help to reduce overall costs and should lead to improved gross profit margins by realizing economies of scale in the German service center. voxeljet UK will expand its sales team and will focus on selling 3D printed parts and 3D printers. In addition gross profit from the German service center as well as voxeljet America decreased, mainly related to lower revenues. The gross profit margin for this segment decreased to 18.1% in the third quarter of 2019 from 33.0% in the third quarter of 2018.  This was related to the restructuring of voxeljet UK as well as lower gross profit margin from voxeljet America as result of higher costs related to higher maintenance expenses compared to the last year’s same period. Gross profit margin from the German service center slightly increased due to a lower number of printhead replacements in the third quarter of 2019 compared to the third quarter of 2018.

Selling expenses were kEUR 1,687 for the third quarter of 2019 compared to kEUR 1,990 in the third quarter of 2018. Shipping and packaging expenses were a main driver of the selling expenses and can vary from quarter to quarter depending on quantity and types of products sold, as well as the destinations of where those goods are being delivered. The decrease was mainly due to lower distribution expenses as a result of the decrease in revenues. The third quarter of 2019 was also impacted by charges related to the restructuring of voxeljet UK which amounted to kEUR 35.

Administrative expenses were kEUR 1,567 for the third quarter of 2019 compared to kEUR 1,494 in the third quarter of 2018. This was mainly due to restructuring charges amounting to kEUR 212, which have been recorded in the third quarter of 2019 at voxeljet UK. This was partially offset by lower consulting fees related to our SAP ERP system in the third quarter of 2019 compared to last year’s same period.

Research and development (“R&D”) expenses increased to kEUR 1,888 in the third quarter of 2019 from kEUR 1,660 in the third quarter of 2018. The increase of kEUR 228 was mainly due to higher personnel expenses related to an increase in headcount in order to support further research and development projects.

Other operating expenses in the third quarter of 2019 were kEUR 36 compared to kEUR 195 in the prior year period. This was mainly due to lower losses from foreign currency transactions of kEUR 22 for the third quarter of 2019 compared to kEUR 105 for the third quarter of 2018.

Other operating income was kEUR 787 for the third quarter of 2019 compared to kEUR 267 in the third quarter of 2018. The increase was mainly due to higher gains from foreign currency transactions amounting to kEUR 642 for the third quarter of 2019, an increase of kEUR 553 compared to last year’s third quarter.

The changes in foreign currency losses and gains were primarily driven by the valuation of the intercompany loans granted by the parent company to our UK and US subsidiaries.

Operating loss was kEUR 3,526 in the third quarter of 2019, compared to an operating loss of kEUR 2,761 in the comparative period in 2018. This was primarily related to significantly lower gross profit accompanied by higher operating expenses in the functions administration and research and development, partially offset by lower selling expenses for the third quarter of 2019 compared to the third quarter of 2018. In addition, other operating income recorded a significant increase in the third quarter year over year. Operating loss was significantly influenced by foreign currency impacts. The net gains and losses from foreign currency transactions on operating loss (considering changes in other operating expenses and other operating income) in the third quarter year over year was positive kEUR 636. The total impact on operating loss related to the restructuring of voxeljet UK amounted to kEUR 531.

Financial result was negative kEUR 370 in the third quarter of 2019, compared to a financial result of negative kEUR 1,042 in the comparative period in 2018. The improvement was mainly related to lower finance expenses related to the revaluation of derivative financial instruments amounting to kEUR 106 compared to kEUR 805 in the last year’s same period. Financial result included interest expense for long-term debt of kEUR 250 (Q3 2018: kEUR 238).

Net loss for the third quarter of 2019 was kEUR 3,914 or EUR 0.80 per share, as compared to net loss of kEUR 3,797, or EUR 1.02 per share, in the third quarter of 2018.  This is based on a weighted average number of ordinary shares outstanding of 4.836 million for the three months ended September 30, 2019, as compared to 3.720 million ordinary shares outstanding for last year’s same period.

Based on a conversion rate of five American Depositary Shares (“ADSs”) per ordinary share, net loss was at EUR 0.16 per ADS for the third quarter of 2019, compared to a net loss of EUR 0.20 per ADS for the third quarter of 2018. Earnings per share is computed by dividing net income attributable to stockholders of the parent by the weighted-average number of ordinary shares outstanding during the periods. Earnings per ADS is calculated by dividing the above earnings per share by five as each ordinary share represents five ADSs.

Nine Months Ended September 30, 2019 Results

Revenues for the nine months ended September 30, 2019 decreased by 13.7% to kEUR 15,051 compared to kEUR 17,435 in the prior year period.

Systems revenues were kEUR 6,180 for the first nine months of 2019 compared to kEUR 7,002 for the same period last year. The Company sold seven new and one used and refurbished 3D printers during the first nine months of 2019, compared to four new and three used and refurbished 3D printers in the prior year period. Systems revenues also include all Systems-related revenues from consumables, spare parts and maintenance. The decrease of revenues within the Systems segment is mainly related to lower revenues from the sale of 3D printers, as the Company sold smaller platforms in 2019 compared to the same period in the prior year. This was partially offset by growing Systems-related revenues, reflecting the higher installed base of 3D printers in the market and the associated growth in aftersales activities. Systems revenues represented 41.1% of total revenue for the nine months ended September 30, 2019 compared to 40.2% for the same period in the prior year.

Services revenues were kEUR 8,871 for the nine months ended September 30, 2019 compared to kEUR 10,433 for the same period last year. This decrease of 15.0% was mainly due to significantly lower revenue contributions from the German operation. Revenues from the German operation reflected the slight slowdown of the economy in Western Europe mainly related to the automotive industry. Revenue contributions from voxeljet America as well as voxeljet UK were almost flat. The revenue increase from our Chinese service center was mainly related to a growing market penetration in the Asian sales region, which is accompanied by a larger customer base.

Cost of sales for the nine months ended September 30, 2019 was kEUR 10,747, a decrease of kEUR 394, over cost of sales of kEUR 11,141 for the same period in 2018.

Gross profit and gross profit margin for the nine months ended September 30, 2019 were kEUR 4,304 and 28.6%, respectively, compared to kEUR 6,294 and 36.1% in the prior year period.

Gross profit for our Systems segment decreased to kEUR 1,717 for the nine months ended September 30, 2019 from kEUR 2,051 in the same period in 2018. This decrease was mainly due to the decrease in revenues of kEUR 822. Gross profit from the sale of 3D printers decreases for the nine months ended September 30, 2019 compared to last year’s same period. This was partially offset by increased gross profit from Systems-related revenues. The gross profit margin for this segment was almost flat amounting to 27.8% compared to 29.3% for the prior period.

Gross profit for our Services segment decreased to kEUR 2,587 for the nine months ended September 30, 2019 from kEUR 4,243 in the same period of 2018. This was mainly related to the significant decrease in revenues in our German service center. In addition, gross profit from voxeljet America significantly decreased due to higher depreciation expenses related to a VX4000 system, which was capitalized in the third quarter of 2018. Furthermore, voxeljet UK recorded a restructuring charge of kEUR 284 within the gross profit.  The gross profit margin for this segment decreased to 29.2% for the first nine months of 2019 from 40.7% in the same period in 2018.  This was mainly related to lower gross profit margin from the German service center as a result of lower utilization but also related to the restructuring of voxeljet UK. Gross profit margin contribution from voxeljet America decreased due to the capitalization of a VX4000 system as mentioned above.

Selling expenses were kEUR 5,125 for the nine months ended September 30, 2019 compared to kEUR 5,384 in the same period in 2018.  Shipping and packaging expenses as a main driver of the selling expenses could vary from quarter to quarter depending on quantity and types of products, as well as the destinations where those goods are being delivered. The year over year decrease is mainly due to lower distribution expenses corresponding to the decrease in revenues. The impact on selling expenses for the third quarter of 2019 related to the restructuring of voxeljet UK amounted to kEUR 35.

Administrative expenses increased by kEUR 473 to kEUR 4,591 for the first nine months of 2019 from kEUR 4,118 in the prior year’s period. This was mainly due to the restructuring charges amounting to kEUR 212 which have been recorded at voxeljet UK in the third quarter of 2019. In addition, there was a slight increase in headcount resulting in higher personnel expenses as part of management’s remediation efforts on the material weaknesses in internal controls over financial reporting identified in the prior year.

R&D expenses increased to kEUR 5,295 for the nine months ended September 30, 2019 from kEUR 4,771 in the same period in 2018, an increase of kEUR 524, or 11.0%. The increase was mainly due to increased expenditures for personnel as well as higher material expenses to support existing and future projects. For material expenses, the consumption is usually driven by project type and phase.

Other operating expenses for the nine months ended September 30, 2019 were kEUR 422 compared to kEUR 612 in the prior year period. This was mainly due to lower losses from foreign currency transactions amounting to kEUR 395 for the nine months ended September 30, 2019 compared to kEUR 437 in the prior year’s period.

Other operating income was kEUR 1,468 for the nine months ended September 30, 2019, compared to kEUR 1,036 in the prior year period. The increase was mainly due to higher gains from foreign exchange transactions amounting to kEUR 1,088 for the nine months ended September 30, 2019, compared to kEUR 690 in comparative period in 2018.

The changes in foreign currency losses and gains were primarily driven by the valuation of the intercompany loans granted by the parent company to our UK and US subsidiaries.

Operating loss was kEUR 9,661 in the nine months ended September 30, 2019, compared to an operating loss of kEUR 7,555 in the comparative period in 2018. This was primarily driven by the significant decrease of gross profit accompanied by higher operating expenses within the functions administration and R&D, compared to the nine months ended September 30, 2018.  This was partially offset by higher other operating income, decreased other operating expenses and lower selling expenses. Operating loss was influenced by foreign currency impacts. The total year over year impact from gains and losses from foreign currency transactions on operating loss (considering changes in other operating expenses and other operating income) for the nine-month period was kEUR 440 positive. The overall impact on operating loss related to the restructuring of voxeljet UK amounted to kEUR 531.

Financial result was negative kEUR 894 for the nine months ended September 30, 2019, compared to a financial result of negative kEUR 902 in the comparative period in 2018. Financial result mainly consists of interest expense for long-term debt amounted to kEUR 745 in the nine months ended September 30, 2019, compared to kEUR 705 for the nine months ended September 30, 2018. The impact related to the revaluation of derivative financial instruments amounted to negative kEUR 87 (nine months ended September 30, 2018: negative kEUR 89).

Net loss for the nine months ended September 30, 2019 was kEUR 10,617, or EUR 2.16 per share, as compared to net loss of kEUR 8,464, or EUR 2.27 per share in the prior year period. This is based on a weighted average number of ordinary shares outstanding of 4.836 million for the first nine months ended September 30, 2019. Compared to the last year’s same period, the number of ordinary shares outstanding was 3.720 million.

Based on a conversion rate of five ADSs per ordinary share, net loss was EUR 0.43 per ADS for the nine months ended September 30, 2019 compared to net loss of EUR 0.45 per ADS in the prior year period.

Business Outlook

Our revenue guidance for the fourth quarter of 2019 is expected to be in the range of kEUR 9,000 to kEUR 12,500.

For gross profit margin, we expect gross profit margin to be above 40% for the fourth quarter of 2019 rather than for the full year and adjusted EBITDA to be neutral-to-positive also for the fourth quarter of 2019 rather than for the second half of the year ending December 31, 2019. Those changes are a result of lower than expected gross profit for the third quarter of 2019. In addition, we are increasing the projected range for R&D expenses for 2019 from the previously disclosed kEUR 5,500 to kEUR 6,000 to kEUR 6,500 to kEUR 7,000 to reflect increased expenses for the development of VJET X. For full year guidance, we expect:

-	Full year revenue is expected to be in the range of kEUR 24,000 and kEUR 27,500
-	Gross profit margin for the fourth quarter of 2019 is expected to be above 40%
-

Operating expenses for the full year are expected as follows: SG&A expenses expected to be in the range of kEUR 12,000 and kEUR 12,500 and R&D expenses projected to be approximately kEUR 6,500 to kEUR 7,000. Depreciation and amortization expense is expected to be between kEUR 3,750 and kEUR 4,000.

-

Adjusted EBITDA for the fourth quarter of 2019 is expected to be neutral-to-positive. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles before interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other operating (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries.

-	Capital expenditures are projected to be in the range of kEUR 2,000 to kEUR 2,500, which primarily includes ongoing investments in our global subsidiaries.

Our total backlog of 3D printer orders at September 30, 2019 was kEUR 4,867, which represents seven 3D printers. This compares to a backlog of kEUR 3,392 representing six 3D printers, at December 31, 2018. As production and delivery of our printers is generally characterized by lead times ranging between three to nine months, the conversion rate of order backlog into revenue is dependent on the equipping process for the respective 3D printer, as well as the timing of customers’ requested deliveries.

At September 30, 2019, we had cash and cash equivalents of kEUR 6,573 and held kEUR 5,099 of investments in bond funds and one note receivable amounting to kEUR 1,309, which are included in current financial assets on our consolidated statements of financial position.

Webcast and Conference Call Details

The Company will host a conference call and webcast to review the results for the third quarter on Friday, November 15, 2019 at 8:30 a.m. Eastern Time. Participants from voxeljet will include its Chief Executive Officer, Dr. Ingo Ederer, and its Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing 1-877-705-6003 in the United States/Canada, or 1-201-493-6725 for international, Conference Title “voxeljet AG Third Quarter 2019 Financial Results Conference Call”. Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at 1-844-512-2921 or 1-412-317-6671, Replay Conference ID number 13695972. The recording will be available for replay through November 22, 2019.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website https://event.on24.com/wcc/r/2072371/910C287981EC3C7210CB848ADCB61AA5 at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

Non-IFRS Measure

The Company uses Adjusted EBITDA as a supplemental financial measure of its financial performance. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles, interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries. Management believes Adjusted EBITDA to be an important financial measure because it excludes the effects of fluctuating foreign exchange gains or losses on the intercompany loans granted to its subsidiaries. We are unable to reasonably estimate the potential full-year financial impact of foreign currency translation because of volatility in foreign exchange rates. Therefore, we are unable to provide a reconciliation our forward-looking guidance for non-GAAP Adjusted EBITDA without unreasonable effort as certain information necessary to calculate such measure on an IFRS basis is unavailable, dependent on future events outside of our control and cannot be predicted without unreasonable efforts by the Company.

Management regularly uses both IFRS and non-IFRS results and expectations internally to assess its overall performance of the business, making operating decisions, and forecasting and planning for future periods. Management believes that Adjusted EBITDA is a useful financial measure to the Company’s investors as it helps investors better understand and evaluate the projections our management board provides. The Company’s calculation of Adjusted EBITDA may not be comparable to similarly titled financial measures reported by other peer companies. Adjusted EBITDA should not be considered as a substitute to financial measures prepared in accordance with IFRS.

Exchange rate

This press release contains translations of certain U.S. dollar amounts into euros at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from U.S. dollars to euros in this press release were made at a rate of USD 1.0905 to EUR 1.00, the noon buying rate of the Federal Reserve Bank of New York for the euro on September 30, 2019.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘projects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release.  Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Johannes Pesch

Director Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Mobile: +49 176 45398316

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	9/30/2019	12/31/2018(1)
		(€ in thousands)
		unaudited
Current assets		30,913	37,936
Cash and cash equivalents	7	6,573	7,402
Financial assets	7	6,408	12,905
Trade receivables		3,583	6,030
Inventories	4	13,002	10,064
Income tax receivables		49	13
Other assets		1,298	1,522

Non-current assets		33,355	31,416
Financial assets	7	2,147	2,234
Intangible assets		1,375	1,420
Property, plant and equipment	2, 5	29,757	27,675
Investments in joint venture		31	33
Other assets		45	54

Total assets		64,268	69,352

	Notes	9/30/2019	12/31/2018(1)

Current liabilities		6,819	6,302
Trade payables	7	1,794	2,945
Contract liabilities		1,961	817
Financial liabilities	2, 7	1,360	850
Other liabilities and provisions	6	1,704	1,690

Non-current liabilities		20,275	16,575
Deferred tax liabilities		127	76
Financial liabilities	2, 7	19,964	16,321
Other liabilities and provisions	6	184	178

Equity		37,174	46,475
Subscribed capital		4,836	4,836
Capital reserves		87,908	86,803
Accumulated deficit		(56,851)	(46,400)
Accumulated other comprehensive income		1,196	1,201
Equity attributable to the owners of the company		37,089	46,440
Non controlling interest		85	35
Total equity and liabilities		64,268	69,352

See accompanying notes to unaudited condensed consolidated interim financial statements.

(1)The Company has initially applied IFRS 16 as of January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated and the cumulative effect of initially applying IFRS 16 is recognized in retained earnings at the date of initial application. For further information, see Note 2 of the condensed consolidated interim financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2019	2018(1)	2019	2018(1)
		(€ in thousands except share and share data)
Revenues	9, 10	4,436	7,121	15,051	17,435
Cost of sales		(3,571)	(4,810)	(10,747)	(11,141)
Gross profit	9	865	2,311	4,304	6,294
Selling expenses		(1,687)	(1,990)	(5,125)	(5,384)
Administrative expenses		(1,567)	(1,494)	(4,591)	(4,118)
Research and development expenses		(1,888)	(1,660)	(5,295)	(4,771)
Other operating expenses		(36)	(195)	(422)	(612)
Other operating income		787	267	1,468	1,036
Operating loss		(3,526)	(2,761)	(9,661)	(7,555)
Finance expense	8	(417)	(1,086)	(1,020)	(962)
Finance income	8	47	44	126	60
Financial result	8	(370)	(1,042)	(894)	(902)
Loss before income taxes		(3,896)	(3,803)	(10,555)	(8,457)
Income taxes		(18)	6	(62)	(7)
Net loss		(3,914)	(3,797)	(10,617)	(8,464)

Debt investment at FVOCI - net change in fair value		48	18	188	(1)
Foreign currency translation differences		(209)	(36)	(193)	(108)
Other comprehensive income		(161)	(18)	(5)	(109)
Total comprehensive loss		(4,075)	(3,815)	(10,622)	(8,573)

Loss attributable to:
Owners of the Company		(3,847)	(3,787)	(10,451)	(8,439)
Non-controlling interests		(67)	(10)	(166)	(25)
		(3,914)	(3,797)	(10,617)	(8,464)

Total comprehensive loss attributable to:
Owners of the Company		(4,008)	(3,805)	(10,456)	(8,548)
Non-controlling interests		(67)	(10)	(166)	(25)
		(4,075)	(3,815)	(10,622)	(8,573)

Weighted average number of ordinary shares outstanding		4,836,000	3,720,000	4,836,000	3,720,000
Loss per share - basic/ diluted (EUR)		(0.80)	(1.02)	(2.16)	(2.27)

See accompanying notes to unaudited condensed consolidated interim financial statements.

(1)The Company has initially applied IFRS 16 as of January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated and the cumulative effect of initially applying IFRS 16 is recognized in retained earnings at the date of initial application. For further information, see Note 2 of the condensed consolidated interim financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to the owners of the company
				Accumulated
				other
	Subscribed	Capital	Accumulated	comprehensive		Non-controlling
(€ in thousands)	capital			gain (loss)	Total	interests	Total equity
Balance December 31, 2017(2)	3,720	76,227	(37,509)	1,380	43,818	71	43,889
Adjustment on initial application of IFRS 15	--	--	(100)	--	(100)	--	(100)
Adjustment on initial application of IFRS 9	--	--	(63)	--	(63)	--	(63)
Adjusted balance at January 1, 2018(2)	3,720	76,227	(37,672)	1,380	43,655	71	43,726
Loss for the period	--	--	(8,439)	--	(8,439)	(25)	(8,464)
Net changes in fair value of debt investments at FVOCI	--	--	--	(1)	(1)	--	(1)
Foreign currency translations	--	--	--	(108)	(108)	--	(108)
Equity-settled share-based payment	--	477	--	--	477	--	477
Balance at September 30, 2018	3,720	76,704	(46,111)	1,271	35,584	46	35,630

	Attributable to the owners of the company
				Accumulated
				other
	Subscribed	Capital	Accumulated	comprehensive		Non-controlling
(€ in thousands)	capital	reserves	deficit	gain (loss)	Total	interests	Total equity
Balance at December 31, 2018 (1)	4,836	86,803	(46,400)	1,201	46,440	35	46,475
Loss for the period	--	--	(10,451)	--	(10,451)	(166)	(10,617)
Net changes in fair value of debt investments at FVOCI	--	--	--	188	188	--	188
Foreign currency translations	--	--	--	(193)	(193)	--	(193)
Equity-settled share-based payment	--	501	--	--	501	--	501
Share-based payment transaction with the non-controlling shareholder of a subsidiary	--	604	--	--	604	216	820
Balance at September 30, 2019	4,836	87,908	(56,851)	1,196	37,089	85	37,174

See accompanying notes to unaudited condensed consolidated interim financial statements.

(1)The Company has initially applied IFRS 16 as of January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated and the cumulative effect of initially applying IFRS 16 is recognized in retained earnings at the date of initial application. For further information, see Note 2 of the condensed consolidated interim financial statements.

(2)Certain comparative figures for the twelve-month period ended December  31, 2017 were restated for immaterial errors. For further information, see Note 9 of the Q3-2018 condensed consolidated interim financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine months ended September 30,
	2019	2018(1)
	(€ in thousands)
Cash Flow from operating activities

Loss for the period	(10,617)	(8,464)

Depreciation and amortization	3,200	2,605
Foreign currency exchange differences on loans to subsidiaries	(700)	(203)
Share-based compensation expense	501	477
Change in impairment of trade receivables	(23)	158
Non-cash expense on financial liabilities	653	581
Change in fair value of derivative equity forward	87	89
Change in inventory allowance	(21)	(361)
Loss on disposal of property, plant and equipment	309	--
Other	78	15

Change in working capital	520	(1,330)
Trade and other receivables, inventories and current assets	67	(2,591)
Trade payables	(687)	144
Other liabilities, contract liabilities and provisions	1,176	1,130
Income tax payable/receivables	(36)	(13)
Net cash used in operating activities	(6,013)	(6,433)

Cash Flow from investing activities

Payments to acquire property, plant and equipment and intangible assets	(1,133)	(1,277)
Proceeds from disposal of financial assets	7,973	10,288
Payments to acquire financial assets	(1,251)	(6,178)
Other	5	--
Net cash from investing activities	5,594	2,833

Cash Flow from financing activities

Repayment of bank overdrafts and lines of credit	--	(58)
Repayment of sale and leaseback obligation	--	(235)
Repayment of lease liabilities (2018: Repayment of finance lease obligations)	(157)	(35)
Repayment of long-term debt	(845)	(594)
Proceeds from issuance of long-term debt	500	40
Net cash used in financing activities	(502)	(882)

Net increase (decrease) in cash and cash equivalents	(921)	(4,482)

Cash and cash equivalents at beginning of period	7,402	7,569
Changes to cash and cash equivalents due to foreign exchanges rates	92	14
Cash and cash equivalents at end of period	6,573	3,101

Supplemental Cash Flow Information
Interest paid	254	171
Interest received	86	39

See accompanying notes to unaudited condensed consolidated interim financial statements.

(1)The Company has initially applied IFRS 16 as of January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated and the cumulative effect of initially applying IFRS 16 is recognized in retained earnings at the date of initial application. For further information, see Note 2 of the condensed consolidated interim financial statements.

voxeljet AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Preparation of financial statements

Our condensed consolidated interim financial statements include the accounts of voxeljet AG, which is listed on the New York Stock Exchange, and its wholly-owned subsidiaries voxeljet America Inc., voxeljet UK Ltd. and voxeljet India Pvt. Ltd., as well as voxeljet China Co. Ltd., which are collectively referred to herein as the ‘Group’ or the ‘Company.’

Our condensed consolidated interim financial statements were prepared in compliance with all applicable measurement and presentation rules contained in International Financial Reporting Standards (‘IFRS’) as set forth by the International Accounting Standards Board (‘IASB’) and Interpretations of the IFRS Interpretations Committee (‘IFRIC’). The designation IFRS also includes all valid International Accounting Standards (‘IAS’); and the designation IFRIC also includes all valid interpretations of the Standing Interpretations Committee (‘SIC’). Specifically, these financial statements were prepared in accordance with the disclosure requirements and the measurement principles for interim financial reporting purposes specified by IAS 34.

The IASB issued a number of new IFRS standards which are required to be adopted in annual periods beginning after January 1, 2019.

Standard	Effective date	Descriptions
Others	01/2020	Amendments References to the Conceptual Framework in IFRS Standards 3
IFRS 3	01/2020	Amendment Definition of a business
IAS 1, IAS 8	01/2020	Amendment, Amendment Definition of material
IFRS 17	01/2021	Insurance Contracts
IFRS 10, IAS 28	indefinite	Amendment Sale or Contribution of Assets between Investor and its Associate or Joint Venture

The Company has not yet determined what impact the new standards, amendments or interpretations will have on its financial statements.

The interim financial statements as of and for the nine months ended September 30, 2019 and 2018 were authorized for issue by the Management Board on November 14, 2019.

2. Summary of significant accounting policies

Except as described below, the accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company’s consolidated financial statements as of and for the year ended December 31, 2018, which can be found in its Annual Report on Form 20-F that was filed with the U.S. Securities and Exchange Commission on March 28, 2019. The changes in accounting policies are also expected to be reflected in the Company’s consolidated financial statements as of and for the year ending December 31, 2019.

The Group has initially adopted IFRS 16 Leases from January 1, 2019. A number of other new standards are effective from January 1, 2019 but these do not have a material effect on the Company’s consolidated financial statements.

IFRS 16 introduced a single, on-balance sheet accounting model for lessees. As a result, the Group, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.

The Group has applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings as of January 1, 2019. Accordingly, the comparative information presented for 2018 has not been restated and is therefore presented as previously reported, under IAS 17 and related interpretations. The details of changes in accounting are disclosed below.

Definition of a lease

Previously, the Company determined at contract inception whether an arrangement was or contained a lease under IFRIC 4 Determining Whether an Arrangement contains a Lease. The Company now assesses whether a contract is or contains a lease based on the new definition of a lease. Under IFRS 16, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases. It applies IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.

At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices.

The Company as a lessee

The Company leases assets, including properties, production equipment and vehicles. As a lessee, the Company previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under IFRS 16, the Company recognizes right-of-use assets and lease liabilities for most leases. These leases are on-balance sheet.

However, the Company has elected not to recognize right-of-use assets and lease liabilities for some leases of low-value assets (e.g. tools) as well as short-term leases (leases with less than 12 months of lease term). The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

The Company presents right-of-use assets in “property, plant and equipment”, in the same line item as it presents underlying assets of the same nature that it owns. The carrying amounts of right-of-use assets are as below:

	Property, plant and equipment
	Property	Production equipment	Others	Total
	(€ in thousands)
Balance at January 1, 2019	3,109	112	280	3,501
Balance at September 30, 2019	3,917	84	278	4,279

The Company presents lease liabilities within “financial liabilities” in the condensed consolidated statements of financial position.

Leases under IFRS 16

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at an amount equal to the lease liability, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the Company’s incremental borrowing rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in the future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonable certain not to be exercised.

The Company has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

Transition

Previously, the Company classified property plant and equipment leases as operating leases under IAS 17. These include manufacturing facilities. The leases typically run for a period of three to ten years. Some leases include an option to renew the lease for an additional three to five years after the end of the non-cancelable period.

At transition, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rates for similar assets as of January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

The Company used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

-	Applied a single discount rate to a portfolio of leases with reasonably similar characteristics.
-	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term.
-	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

The Company leases a small number of items of production equipment. These leases were classified as finance leases under IAS 17. For these finance leases, the carrying amount of the right-of-use asset and the lease liability at January 1, 2019 were determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.

The Company as a lessor

The Company leases out a small number of 3D printers. Those leases have been classified as operating leases.

The accounting policies applicable to the Company as a lessor are not different from those under IAS 17.

The Company is not required to make any adjustments on transition to IFRS 16 for leases in which it acts as a lessor.

Impacts on financial statements

Impacts on transition

On transition to IFRS 16, the Company recognized additional right-of-use assets, including property, plant and equipment and additional lease liabilities. The impact on transition is summarized below.

Impact on adopting IFRS 16 at January 1, 2019
(€ in thousands)
Right-of-use assets presented in property plant and equipment	3,501
Lease liabilities as presented in financial liabilities	3,574

When measuring lease liabilities for leases that were classified as operating lease, the Company discounted lease payments using its incremental borrowing rates as of January 1, 2019. The weighted-average rate applied is 4.55%.

January 1, 2019
(€ in thousands)
Operating lease commitment at December 31, 2018, as disclosed in the Group's consolidated financial statements	2,584
Discounted using the incremental borrowing rate at January 1, 2019	2,021
Finance lease liability recognized as at December 31, 2018	105
Recognition exemption for leases with less than 12 months of lease term at transition	(84)
Extension options reasonably certain to be exercised	1,532
Lease liabilities recognized at January 1, 2019	3,574

Impacts for the period

As a result of initially applying IFRS 16, in relation to the leases that were previously classified as operating leases, the Company recognized kEUR 4,279 of right-of-use assets and kEUR 3,789 of lease liabilities as of September 30, 2019.

Also in relation to those leases under IFRS 16, the Company has recognized depreciation and interest costs, instead of operating lease expenses. During the nine months ended September 30, 2019, the Company recognized kEUR 556 of depreciation expenses and kEUR 145 of interest expense from these leases.

3. Share based payment arrangements

On April 7, 2017, voxeljet AG established a share option plan that entitles key management personnel and senior employees of voxeljet AG and its subsidiaries to purchase shares of the parent company.

Total options available under the share option plan are 372,000.  279,000 options (75%, Tranche 1) were granted on April 7, 2017. 93,000 options (25%, Tranche 2) were granted on April 12, 2018.

The vesting conditions include a service condition (the options vest after a period of four years of continued service from the respective grant date) and a market condition (the options may only be exercised if the share price exceeds the exercise price over a period of 90 consecutive days by at least 20% in the period between the grant date and the respective exercise time frame) which both conditions must be met.

The fair value of the employee share option plan has been measured for Tranches 1 and 2 using a Monte Carlo simulation. The market condition has been incorporated into the fair value at grant date.

The inputs used in the measurement of the fair value at grant date are as follows:

	Tranche 1	Tranche 2
Parameter
Share price at grant date	USD 13.80	USD 16.15
Exercise price	USD 13.90	USD 16.15
Expected volatility	55.00%	58.40%
Expected dividends	--	--
Risk-free interest rate	2.49%	2.85%
Fair value at grant date	USD 8.00	USD 9.74

The respective expected volatility has been based on an evaluation of the historical volatility of the Company’s share price as at the grant date. As at September 30, 2019 no options are exercisable and 353,400 options are outstanding. The weighted-average contractual life of the options at September 30, 2019 amounts to 7.8 years (September 30, 2018:  8.8 years).

The expenses recognized in the profit and loss statement in relation to the share-based payment arrangements amounted to kEUR 169 in the three months and kEUR 501 in the nine months ended September 30, 2019. (Three months and nine months ended September 30, 2018: kEUR 178 and kEUR 477, respectively).

4.  Inventories

	9/30/2019	12/31/2018
	(€ in thousands)
Raw materials and merchandise	4,018	4,628
Work in progress	8,984	5,436
Total	13,002	10,064

5.  Property, plant and equipment, net

	9/30/2019	12/31/2018(1)
	(€ in thousands)
Land, buildings and leasehold improvements	20,463	17,085
Plant and machinery (2018: includes assets under finance lease)	7,736	9,072
Other facilities, factory and office equipment	1,531	1,502
Assets under construction and prepayments made	27	16
Total	29,757	27,675
Thereof pledged assets of Property, Plant and Equipment	6,315	6,691
Leased assets included in Property, Plant and Equipment:	182	357
Printers leased to customers under operating lease	182	208
Other factory equipment	—	149

(1)The Company has initially applied IFRS 16 as of January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated and the cumulative effect of initially applying IFRS 16 is recognized in retained earnings at the date of initial application. For further information, see Note 2 of the condensed consolidated interim financial statements.

6.  Other liabilities and provisions

	9/30/2019	12/31/2018
	(€ in thousands)
Liabilities from VAT	71	24
Employee bonus	191	413
Accruals for vacation and overtime	298	210
Accruals for licenses	70	69
Liabilities from payroll	303	298
Accruals for commissions	57	47
Accruals for compensation of Supervisory board	130	180
Accrual for warranty	155	240
Others	613	387
Total	1,888	1,868

7. Financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. In addition, for the current year the fair value disclosure of lease liabilities is not required.

	Carrying amount					Fair Value
			Assets at	Liabilities	Total
	FVTPL	FVOCI	amortized	at amortized	carrying
9/30/2019			cost	cost	amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Non-current assets
Derivative financial instruments	2,142	--	--	--	2,142	--	2,142	--	2,142
Equity securities	--	5	--	--	5	--	--	5	5

Current assets
Bond funds	--	5,099	--	--	5,099	5,099	--	--	5,099
Note receivable	--	1,309	--	--	1,309	1,309	--	--	1,309

Financial assets not measured at fair value
Current assets
Cash and cash equivalents	--	--	6,573	--	6,573	6,573	--		6,573
Trade and other receivables	--	--	3,583	--	3,583	--	--	--	--

Financial liabilities not measured at fair value
Non-current liabilities
Long-term debt	--	--	--	16,644	16,644	--	16,121	--	16,121

Current liabilities
Long-term debt	--	--	--	891	891	--	885	--	885
Trade payables	--	--	--	1,906	1,906	--	--	--	--

	Carrying amount					Fair Value
			Assets at	Liabilities	Total
	FVTPL	FVOCI	amortized	at amortized	carrying
12/31/2018			cost	cost	amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Non-current assets
Derivative financial instruments	2,229	--	--	--	2,229	--	2,229	--	2,229
Equity securities	--	5	--	--	5	--	--	5	5

Current assets
Bond funds	--	12,905	--	--	12,905	12,905	--	--	12,905

Financial assets not measured at fair value
Current assets
Cash and cash equivalents	--	--	7,402	--	7,402	7,402	--		7,402
Trade and other receivables	--	--	6,030	--	6,030	--	--	--	--

Financial liabilities not measured at fair value
Non-current liabilities
Long-term debt	--	--	--	16,250	16,250	--	15,231	--	15,231
Finance lease obligation	--	--	--	71	71	--	69	--	69

Current liabilities
Long-term debt	--	--	--	816	816	--	809	--	809
Finance lease obligation	--	--	--	34	34	--	34	--	34
Trade payables	--	--	--	2,945	2,945	--	--	--	--

The fair value of the Company’s investments in the bond funds was determined based on the unit prices quoted by the fund management company.

The fair value of long-term debt was determined using discounted cash flow models based on the relevant forward interest rate yield curves. The fair value of finance lease obligations was determined using discounted cash flow models on market interest rates available to the Company for similar transactions at the relevant date.

Due to their short maturity and the current low level of interest rates, the carrying amounts of credit lines and bank overdrafts approximate fair value.

8. Financial result

	Three months ended September 30,
	2019	2018(1)
	(€ in thousands)
Interest expense	(417)	(1,086)
Interest expense on lease liability (2018: Finance lease obligations)	(50)	(20)
Long-term debt	(250)	(238)
Expense from revaluation of derivative financial instruments	(106)	(805)
Other	(11)	(23)
Interest income	47	44
Payout of bond funds	44	34
Other	3	10
Financial result	(370)	(1,042)

	Nine months ended September 30,
	2019	2018(1)
	(€ in thousands)
Interest expense	(1,020)	(962)
Interest expense on lease liability (2018: Finance lease obligations)	(145)	(79)
Long-term debt	(745)	(705)
Expense from revaluation of derivative financial instruments	(87)	(89)
Other	(43)	(89)
Interest income	126	60
Payout of bond funds	115	48
Other	11	12
Financial result	(894)	(902)

(1)The Company has initially applied IFRS 16 as of January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated and the cumulative effect of initially applying IFRS 16 is recognized in retained earnings at the date of initial application. For further information, see Note 2 of the condensed consolidated interim financial statements.

9. Segment reporting

The following table summarizes segment reporting. The sum of the amounts of the two segments equals the total for the Group in each of the periods.

	Three months ended September 30,
	2019		2018(1)
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	1,636	2,800	3,744	3,377

Gross profit	357	508	1,197	1,114
Gross profit margin	21.8%	18.1%	32.0%	33.0%

	Nine months ended September 30,
	2019		2018(1)
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	6,180	8,871	7,002	10,433

Gross profit	1,717	2,587	2,051	4,243
Gross profit margin	27.8%	29.2%	29.3%	40.7%

(1)The Company has initially applied IFRS 16 as of January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated and the cumulative effect of initially applying IFRS 16 is recognized in retained earnings at the date of initial application. For further information, see Note 2 of the condensed consolidated interim financial statements.

10. Revenues

	Three months ended September 30,
	SYSTEMS		SERVICES
	2019	2018	2019	2018
	(€ in thousands)
Primary geographical markets
EMEA	946	770	1,639	2,165
Asia Pacific	221	2,163	212	106
Americas	469	811	949	1,106
	1,636	3,744	2,800	3,377

Timing of revenue recognition
Products transferred at a point in time	1,235	3,647	2,800	3,377
Products and services transferred over time	401	97	--	--
Revenue from contracts with customers	1,636	3,744	2,800	3,377

	Nine months ended September 30,
	SYSTEMS		SERVICES
	2019	2018	2019	2018
	(€ in thousands)
Primary geographical markets
EMEA	2,782	2,832	5,119	6,925
Asia Pacific	1,151	3,014	712	472
Americas	2,247	1,156	3,040	3,036
	6,180	7,002	8,871	10,433

Timing of revenue recognition
Products transferred at a point in time	5,360	6,485	8,871	10,433
Products and services transferred over time	820	517	0	0
Revenue from contracts with customers	6,180	7,002	8,871	10,433

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	(€ in thousands)		(€ in thousands)
EMEA	2,585	2,935	7,901	9,757
Germany	1,231	1,546	3,606	4,284
France	399	397	1,039	2,146
Sweden	102	46	318	209
Others	853	946	2,938	3,118
Asia Pacific	433	2,269	1,863	3,486
Indonesia	7	1,758	55	1,784
China	242	132	734	460
South Korea	135	361	481	667
Others	49	18	593	575
Americas	1,418	1,917	5,287	4,192
United States	1,289	1,871	5,096	4,125
Others	129	46	191	67
Total	4,436	7,121	15,051	17,435

11. voxeljet UK

The Company decided to consolidate 3D printing to serve all customers in Europe from the German service center and restructure the voxeljet UK entity. The restructuring includes reduction in headcount and disposal of certain assets. The Company will also early-terminate the lease of the Milton Keynes facility during the fourth quarter of 2019.

Three and nine months ended September 30, 2019
Line items in statement of comprehensive loss / Components of restructuring charges	(€ in thousands)

Cost of sales	284
Loss on disposal of assets	212
Employee termination costs	64
Impairment of Inventories	8

Selling expenses	35
Loss on disposal of assets	19
Employee termination costs	16

Administrative expenses	212
Loss on disposal of assets	78
Employee termination costs	34
Lease maintenance costs	68
Settlement of agreements	17
Legal Consulting	15

Impact of restructuring	531

12. Commitments, contingent assets and liabilities

In March 2018, ExOne GmbH, a subsidiary of The ExOne Company, notified voxeljet of its intent not to pay its annual license fees under an existing intellectual property-related agreement and asserted its rights to claim damages pursuant to an alleged material breach of the agreement. At this time, the Company cannot reasonably estimate a contingency, if any, related to this matter.